Mail Stop 3561

October 29, 2008

Sau Shan Ku
Oakridge International Corporation
Suite 1609 Jie Yang Building
271 Lockhart Road
Wanchai, Hong Kong

      Re: Oakridge International Corporation
             Amendment No. 1 to Registration Statement on Form S-1
             Filed October 15, 2008
             File No. 333-152312

Dear Mr. Ku:

We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment one from our letter dated August 8, 2008. Please provide us with additional analysis as to why the selling shareholders that are common between the company's offering and the offering of Asiarim Corporation should not be considered promoters or control persons of Oakridge International Corporation. Further, we note your assertion that Rule 419 is not applicable to the company because you have "a stated business plan" and that you have added that assertion to the registration statement. Your disclosure indicates that you are a development stage company that intends to engage in the PCB recycling business. We note that you have a limited operating history, that you have no customers or suppliers, that you do not yet own the technology you believe would allow you to execute your business plan, and that you have not acquired the property on which you could build a recycling plant. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain in greater detail why Rule 419 does not apply to you.

2. We note your response to comment two from our letter dated August 8, 2008; however, we are unable to locate the disclosure regarding Mr. Ku's intentions with respect to merging the company in the registration statement. Please revise the registration statement to add such disclosure.

Risk Factors, page 6
"If we do not obtain additional financing, our business will fail," page 6

3. Please disclose in this risk factor the amount of additional financing that the company will need in order to fully execute its business plan as well as to operate for the next twelve months.

Plan of Distribution, page 20

4. In the first paragraph on page 20, you state that the $0.02 offering price will be fixed for the duration of the offering; however, in the third paragraph, you state that the offering price will be fixed until the shares are quoted on the OTC bulletin board. Please revise to fix this inconsistency.

Description of Business, page 23
Section B: Business of the Issuer, page 23

5. Please expand the discussion to disclose what being a trader in waste PCBs entails and when you expect such trading to commence. Please disclose when you expect to begin building your recycling plants and how much you expect such construction will cost.

6. In the fourth full paragraph on page 23, please disclose what you mean by "performing our due diligence."

Products and Services, page 24

7. Please disclose how the company intends to ensure that the costs of extracting the recyclable materials will be less than the resale value. Please also disclose what the company will do if it turns out that extraction costs exceed resale value.

Sau Shan Ku
Oakridge International Corporation
October 29, 2008
Page 3

Strategic Relationship, page 24

    8. Please describe the alliances you seek to enter into, including how such alliances will increase the possibility of your success in the PCB market.

Twelve Months Operating Plan, page 27

    9. Please expand this section to provide more specific details regarding each of the four areas you have identified, including the specific steps the company will take, the timing of such steps and the estimated cost for each step. Please also disclose how the plan will be limited in the event the company is unable to secure additional funds.

    10. We note the disclosure that the company intends to raise an additional $150,000 in order to implement its business plan; however, we note the disclosure on page 29 that the company plans to spend $315,000 over the next twelve months. Please explain how the company intends to finance the planned expenditures. In addition, we note the disclosure on page 36 that the company requires additional funding of $200,000 for the next 12 months and $300,000 to implement the business plan. Please revise the registration statement to reconcile the numbers.

Marketing, page 28

    11. Please provide supporting documentation marked and dated to support the disclosure on page 28 regarding the number of computers that will become obsolete and the number of computers being stored in people's homes.

Regulations, page 30

    12. Please describe in additional detail the regulations to which the company is or will be subject. Please describe the process for acquiring approval from the EPA and the timing of seeking and receiving such approval.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

    13. Please disclose the amount that Mr. Ku is expected to lend to the company in order to fund operations over the next 12 months.

Sau Shan Ku
Oakridge International Corporation
October 29, 2008
Page 4

Market for Common Equity and Related Stockholder Matters, page 37

14. Please provide the disclosure in this section as of a more recent date than April 30, 2008.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 38

15. Please delete the disclosure on page 38 as it appears to be included on page 35.

Exhibit 23.1

16. Please file an updated consent from your auditor.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director